

August 14, 2007

Mr. Rubens Ometto Silveira Mello
Chairman and Chief Executive Officer
Cosan Limited
Av. Juscelino Kubitschek, 1726 – 6th Floor
São Paulo, SP 04543-000, Brazil

      Re: Cosan Limited
              Amendment No. 3 to Registration Statement on Form F-1
              Filed August 9, 2007
              File No. 333-144010

Dear Mr. Rubens Ometto Silveira Mello:

We have reviewed your filing and response letter dated July 30, 2007, and your filing dated July 30, 2007, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file an accurate redline version that marks all changes between amendments. See, for example, the changes to the "Tag-along rights" description on page 7, which was not redlined in either of the two most recently marked amendments.

Amendment No. 2 to Registration Statement on Form F-1 Filed on July 30, 2007

Exhibit 5.1

2.   Please obtain a revised legal opinion from Bermuda counsel that address the following deficiencies:

- Remove any legal conclusions asserted in the opinion, such as those in assumptions (f) and (j) on page 2;

- Delete paragraphs (4) and (5) under the Opinion section on page 3;

- Eliminate repetitive disclosure that appears under the Reservations section on pages 4 and 5; and

- As the legality opinion is not a disclosure document, please relocate the definition of "non-assessable" to the appropriate portion of the prospectus. Also, the opinion as to non-assessability should relate to the concept as understood in U.S. law. Please advise as to whether there are any material differences between non-assessability as defined in Bermuda law and as that concept is understood in the United States.

Exhibit 23.4

3.   Please correct the consent provided by BDO Trevisan Auditores Independentes to refer to the use of their report dated July 12, 2007.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Shannon Buskirk at (202) 551-3717 or, in her absence, April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Buskirk
A. Sifford
J. Wynn

via facsimile
Manuel Garciadiaz, Esq.
Davis Polk & Wardwell
(212) 450-3428